FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓          Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____      No      ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement of the third quarterly report of 2008 Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on October 22, 2008;

2.	an announcement regarding an estimated loss in 2008 of the Registrant, made by the Registrant on October 22, 2008; and

3.	a press release for the results for the first three quarters of 2008 of the Registrant, made by the Registrant on October 21, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Third Quarterly Report of 2008

Overseas Regulatory Announcement

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the “Company”) is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of the Company together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of accounting function) and Mr. Huang Lixin (person in charge of the Financial Department) warrant the truthfulness and completeness of the content of the third quarterly report of 2008.

1.4	This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	COMPANY PROFILE

2.1	Major financial information and financial indicators (PRC GAAP)
(unaudited)

(Amounts: In Rmb Yuan)

	End of current reporting period	End of last year	Variance from end of last year (%)

Total Assets	162,017,713,229.00	122,139,350,408.00	32.65
Owners’ equity Shareholders’ equity)	38,482,015,059.00	46,119,679,303.00	-16.56
Net assets per share attributable to shareholders of the listed company	3.19	3.83	-16.71

	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year (%)**
	(January-September)

Net cash inflow from operating activities	2,282,040,138.00	-75.71
Net cash inflow from operating activities per share	0.19	-75.64

	Current reporting period	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year (%)**
	(July-September)	(January-September)

Net profit attributable to shareholders of the listed company	-2,160,022,015.00	-2,630,349,288.00	-158.14
Basic earnings per share	-0.18	-0.22	-157.89
Basic earnings per share after deducting non-recurring items	—	-0.23	—
Diluted earnings per share	-0.18	-0.22	-157.89
Fully diluted return on net assets (%)	-5.61	-6.84	Decreased by 16.85 percent
Fully diluted return on net assets after deducting non-recurring items (%)	-5.70	-7.07	Decreased by 15.96 percent

Non-recurring items***	Total amount from the beginning of the period to the end of current reporting period
(January-September)

Gains from disposal of non-current assets	559,119
Government grant recorded in profit and loss account, excluding government grant closely related to the Company’s business and calculated according to national unified standards	111,329,728
Other net non-operating losses excluding the above	-22,053,894
－－－－－－－

Total	89,834,953
=============

*	All financial information and indicators relating to equity and profit described above are attributable to the ordinary shareholders of the Company.

**
The comparative consolidated profit and loss account and consolidated cash flow statement, and financial indicators relating to the comparative net profit, net cash inflow from operating activities have been restated.

***	The non-recurring items have excluded income tax impact.

2.2	Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period

Total number of shareholders as at the end of the reporting period: 136,775 (including 136,131 holders of A shares).

Ten largest holders of shares in circulation without any selling restrictions

Name of shareholder (full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares

Hebei Provincial Construction Investment Company	603,000,000	A shares
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	A shares
Fujian Investment Enterprise Holdings Company	374,466,667	A shares
Horizon Asset Management, Inc.	347,778,000	H shares
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	A shares
Dalian Municipal Construction Investment Company	301,500,000	A shares
Nantong Investment Management Limited Company	90,500,000	A shares
Minxin Group Limited Company	72,000,000	A shares
Kinetic Asset Management, Inc.	64,524,360	H shares
Invesco Power Shares Capital Management, LLC	40,138,240	H shares

3	Significant Events

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑ Applicable                                               ☐ Not Applicable

(1)	Mainly because parts of notes receivables were due, notes receivable as at the end of the reporting period decreased by 51.23% as compared to the beginning of the year.

(2)	Mainly because of advances to fuel suppliers increasing significantly, advances to suppliers as at the end of the reporting period increased by 109.15% as compared to the beginning of the year.
(3)
Mainly because fixed deposit at the beginning of the year were due and deposit interests recognized according to the accrual basis were credited into the account, interest receivable as at the end of the reporting period decreased by 41.47% as compared to the beginning of the year.

(4)
Mainly because of the expansion of the operating scale of the Company and its subsidiaries, other receivable as at the end of the reporting period increased by 81.21% compared to the beginning of the year.

(5)	Mainly because of the increase in value of coal inventories, the inventories as at the end of the reporting period increased by 145.31％ as compared to the beginning of the year.

(6)	Mainly because of capital expenditure for construction projects, the Construction-in-progress as at the end of the reporting period increased by 43.32％ as compared to the beginning of the year.

(7)	Mainly because of capital expenditure for construction projects, the construction materials as at the end of the reporting period increased by 131.27％ as compared to the beginning of the year.

(8)
Mainly because of the expansion of the operating scale of the Company and its subsidiaries, the intangible assets as at the end of the reporting period increased by 188.49% as compared to the beginning of the year.

(9)	Mainly because financial statements of SinoSing Power were consolidated, the goodwill as at the end of the reporting period increased by 8254.55% as compared to the beginning of the year.

(10)
Mainly because financial statements of SinoSing Power were consolidated, the long-term deferred expenses as at the end of the reporting period increased by 134.92% as compared to the beginning of the year.

(11)
Mainly because of the deferred tax assets recognized due to the loss of the company and its subsidiaries, the deferred income tax assets as at the end of the reporting period increased by 88.06% as compared to the beginning of the year.

(12)
Mainly because of the expansion of the operating scale of the Company and its subsidiaries, the short-term loans as at the end of the reporting period increased by 235.57% as compared to the beginning of the year.

(13)	Mainly because parts of notes payable were due and settled accordingly, the notes payable as at the end of the reporting period decreased by 87.35% as compared to the beginning of the year.

(14)	Mainly because of accounts payable for fuel purchase increasing greatly, accounts payable as at the end of the reporting period increased by 86.40% as compared to the beginning of the year.

(15)
Mainly due to the fact that the Company and its subsidiaries made tax payment interperiodly, taxes payable as at the end of the reporting period decreased by 84.24% as compared to the beginning of the year.

(16)
Mainly due to the fact that the debt increased as a result of the expansion of the operating scale of the Company and its subsidiaries and the interests recognized according to accrual basis increased, interest payable as at the end of the reporting period increased by 259.05% as compared to the beginning of the year.

(17)	Mainly due to the fact that the dividends were not paid completely, dividends payable as at the end of the reporting period increased by 366.95% as compared to the beginning of the year.

(18)
Mainly due to the fact that the current portion of debts increased, the current portion of non-current liabilities as at the end of the reporting period increased by 82.04% as compared to the beginning of the year.

(19)	Mainly due to the fact that the second-round corporate bonds were issued, the bonds payable as at the end of the reporting period increased by 67.02% as compared to the beginning of the year.

(20)
Mainly because financial statements of Sinosing were consolidated, the deferred income tax liabilities as at the end of the reporting period increased by 119.37% as compared to the beginning of the year.

(21)
Other non-current liabilities as at the end of reporting period increased by 71.88% as compared to the beginning of the year. This was mainly due to the VAT refund relating to domestically manufactured equipment.

(22)
Undistributed profits as at the end of the reporting period decreased by 36.21% as compared to the beginning of the year. This was mainly due to the net loss of this reporting period and appropriation of the dividends of last year.

(23)	Mainly because of the expansion of the scale of the Company and its subsidiaries, the operating revenue for the reporting period increased by 36.75% compared to the same period last year.

(24)
Mainly due to the rise of coal prices as well as the expansion of the operating scale of the Company and its subsidiaries, the operating costs for the reporting period increased 68.82% as compared to the same period last year.

(25)
Mainly due to the cessation of capitalizing borrowing costs in relation to projects under construction upon completion of certain projects, the expansion of the operating scale of the Company and the increase of the interest rate, financial expenses increased 68.19% as compared to the same period last year.

(26)
Investment income for the reporting period decreased by 74.50% as compared to the same period last year. This was mainly due to the disposal of available-for-sale financial assets for the same period last year and there was no such transaction for the reporting period.

(27)
Non-operating income for the reporting period increased by 686.71% as compared to the same period last year. This was mainly due to the financial subsidy interest from government for coal purchase and the resettlement compensation for the closing of a power plant.

(28)	Mainly due to the donation to disaster area, non-operating expenses increased by 98.26% as compared to the same period last year.

(29)	Income tax for the reporting period decreased by 101.24% as compared to the same period last year. This was mainly due to the loss before taxation for the reporting period.

(30)
Mainly due to the net loss of the reporting period, the net profit attributable to the shareholders of the Company for the reporting period decreased by 158.14% as compared to the same period last year.

(31)	Profit attributable to the minority interests decreased by 262.93% as compared to the same period last year. This was mainly due to the net loss of the subsidiaries of the Company.

3.2	The progress on significant events and their impact as well as the analysis and explanations for their solutions

☐ Applicable	☑ Not Applicable

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

☐ Applicable	☑ Not Applicable

China Huaneng Group and Huaneng International Power Development Corporation undertook not to trade their shares in the Company which are subject to non-disposal restriction on the market within 60 months starting from 19 April 2006. Since the implementation on 19 April 2006, China Securities Registration and Settlement Limited Liability Company (Shanghai branch) has been entrusted to hold such shares for the lock-up arrangement.

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

☑ Applicable	☐ Not Applicable

It is anticipated that the loss will increase in the next reporting period if prices of fuel coal will continue to stay at high levels in the fourth quarter while no new tariff adjustment is introduced.

3.5	Investment in securities

☑ Applicable	☐ Not Applicable

No.	Stock code	Abbreviation	Shareholding at the end of the reporting period (10,000 shares)	Initial investment amount (RMB)	Book value at the end of the reporting period (RMB)	Book value at the begining of the reporting period (RMB)	Accounting treatment
1	600900	China Yangtze Power Co., Ltd.	17,170.65	1,098,869,597	2,463,988,275	3,346,559,685	Available-for-sales financial assets
Total			—	1,098,869,597	2,463,988,275	3,346,559,685	—

For details of the unaudited balance sheet (PRC GAAP) as at 30 September 2008, unaudited profit and loss account (PRC GAAP) for the nine months and third quarter ended 30 September 2008 and the unaudited cash flow statement (PRC GAAP) for the nine months ended 30 September 2008, please visit the Shanghai Stock Exchange’s website: www.sse.com.cn.

By Order of the Board Huaneng Power International, Inc. Cao Peixi Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
22 October 2008

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Announcement regarding an Estimated Loss in 2008

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to the requirements of Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide shareholders of the Company and the public with the financial information of the Company. This announcement is also disseminated on the Shanghai Stock Exchange simultaneously. The estimate contained in this announcement is only a preliminary estimate of the Company and is not audited by the Company´s certified public accountants. Detailed financial information of the Company will be disclosed in the 2008 Annual Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The Company and all the members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

I.           Estimated results for the reporting period

1.	Period to which the estimated results applies: From 1 January 2008 to 31 December 2008;

2.	Estimated results: Based on a preliminary estimate by the Company, it is expected that the Company may record an unaudited loss for the period from 1 January 2008 to 31 December 2008;

3.	The estimated results have not been audited or reviewed by certified public accountants.

II.	Results of the corresponding period last year (Based on the Accounting Standard of the People’s Republic of China)

1.	Net profit attributable to the Company´s shareholders: RMB5,997,058,661;

2.	Earnings per share (based on the net profit attributable to the Company´s shareholders): RMB0.50.

III.           Reasons for the change in the results

The loss is mainly due to the reason that prices of fuel coal stay at high levels after a substantial increase of the prices. Although power tariffs have been adjusted upwards two times during the period, the increment is still unable to offset the rise of fuel costs. In case that the prices of fuel coal continue to stay at high levels in the fourth quarter while no new tariff adjustment is introduced, the principal business will suffer a loss.

IV.           Risk Warning

Detailed financial information will be disclosed in the 2008 Annual Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
22 October 2008

To: Business Editor
[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.
Announces Results for the First Three Quarters of 2008
Net Loss Attributable to the Company’s Equity Holders
 Amounted to RMB2.63 billion

(Beijing, China, October 21, 2008)  Huaneng Power International, Inc. (the “Company”) [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its unaudited results for the nine months ended September 30, 2008.

Under the PRC Accounting Standards, for the first three quarters of 2008, the Company realized consolidated operating revenues of RMB50.12 billion, representing an increase of 36.75% over the same period last year. Net loss attributable to equity holders of the Company amounted to RMB2.63 billion.

In the first three quarters of 2008, newly operated generating units and newly acquired generating units provided strong support to the growth of the Company’s power generation. Meanwhile, continued growth in electricity demand in the regions where the Company’s power plants are located provided room for an increase in power generation. The Company’s total domestic power generation based on a consolidated basis amounted to 140.375 billion kWh, an increase of 12.73% over the same period last year. Power generation of Tuas Power Ltd. in Singapore amounted to 7.521 billion kWh for the first three quarters of 2008, representing an increase of 0.14% over the same period last year (i.e. 7.510 billion kWh). Among the power generation of Tuas Power, power generation attributable to the Company (commencing from 25 March 2008, the date on which the accounts were consolidated) amounted to 5.264 billion kWh. However, since the prices of thermal coal remained at high levels and the tariff adjustments failed to compensate the rise in fuel costs, the Company continued to record a loss in the third quarter of 2008,　thereby increasing the amount of loss for the first three quarters.

Based on a preliminary estimate by the Company, it is expected that the Company may record an unaudited loss in 2008. The loss is mainly due to the reason that prices of fuel coal stay at high levels after a substantial increase of the prices. Although power tariffs have been adjusted upwards two times during the period, the increment is still unable to offset the rise of fuel costs. In case that the prices of fuel coal continue to stay at high levels in the fourth quarter while no new tariff adjustment is introduced, the principal business of the Company will suffer a loss. Detailed financial information will be disclosed in the 2008 Annual Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

Huaneng Power International, Inc. has a total generation capacity of 37,593MW on an equity basis and a controlling installed generation capacity of 40,989MW. The Company wholly owns sixteen operating power plants, an operating power company, and has controlling interests in thirteen operating power companies and minority interests in five operating power companies. Currently, it is one of the largest listed power producers in China.

Huaneng Power Int’l, Inc. Announces Results for the First Three Quarters of 2008…P.2

Encl:
The unaudited summary financial information of the Company for the nine months ended September 30, 2008.  The summary financial information is published under the listing regulations of the China Securities Regulatory Commission. The summary financial information was prepared in accordance with “Accounting Standards for Business Enterprises” of the People’s Republic of China (“PRC GAAP”), which differs from the International Financial Reporting Standards (“IFRS”).  No reconciliation with IFRS has been made in the presentation of the summary financial information.

~ The End ~

For enquiries, please contact:
Ms. Meng Jing / Ms. Zhao Lin                                                                                                Ms. Carrie Lam / Mr. Karl Cheung
Huaneng Power International, Inc.                                                                                          Rikes Hill & Knowlton Limited
Tel: (8610) 6649 1856 / 1866                                                                                                   Tel: (852) 2520 2201
Fax: (8610) 6649 1860                                                                                                            Fax: (852) 2520 2241
Email: zqb@hpi.com.cn

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS AT 30 SEPTEMBER, 2008

(Amounts expressed in thousands)

	As at 30 September, 2008		As at 31 December, 2007
	Rmb	US$	Rmb
ASSETS

CURRENT ASSETS
Cash	9,661,559	1,417,004	7,532,760
Derivative financial assets	67,068	9,836	-
Notes receivable	816,886	119,808	1,674,933
Accounts receivable	6,832,979	1,002,153	6,201,384
Advances to suppliers	1,123,474	164,773	537,170
Interest receivable	1,320	194	2,254
Other receivables	510,569	74,882	281,758
Inventories	5,689,540	834,451	2,319,290
Current portion of non-current assets	3,387	497	-
Other current assets	56,517	8,290	1,511
Total current assets	24,763,299	3,631,888	18,551,060

NON-CURRENT ASSETS
Available-for-sale financial assets	2,463,988	361,379	3,346,560
Long-term equity investments	8,708,582	1,277,237	8,511,050
Fixed assets	85,821,475	12,586,931	76,062,501
Construction-in-progress	12,617,432	1,850,525	8,803,473
Construction materials	9,435,192	1,383,804	4,079,710
Intangible assets	6,697,782	982,324	2,321,671
Goodwill	10,814,236	1,586,060	129,441
Long-term deferred expenses	179,083	26,265	76,233
Deferred income tax assets	484,545	71,065	257,650
Other non-current assets	32,099	4,708	-
Total non-current assets	137,254,414	20,130,298	103,588,289
TOTAL ASSETS	162,017,713	23,762,186	122,139,349

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS AT 30 SEPTEMBER, 2008

(Amounts expressed in thousands)

	As at 30 September, 2008		As at 31 December, 2007
	Rmb	US$	Rmb
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans	39,161,975	5,743,657	11,670,400
Derivative financial liabilities	382,398	56,084	-
Notes payable	42,061	6,169	332,544
Accounts payable	3,760,038	551,463	2,017,227
Salary and welfare payables	224,337	32,902	213,403
Taxes payables	150,528	22,077	955,334
Interest payables	650,201	95,361	181,089
Dividends payable	56,734	8,321	12,150
Other payables	5,886,567	863,348	5,702,417
Current portion of non-current liabilities	7,681,301	1,126,571	4,219,515
Other current liabilities	5,432,314	796,726	5,228,039
Total current liabilities	63,428,454	9,302,679	30,532,118

NON-CURRENT LIABILITIES
Long-term loans	43,004,850	6,307,269	33,438,647
Bonds payable	9,830,285	1,441,750	5,885,615
Specific payables	273,617	40,130	277,192
Deferred income tax liabilities	1,689,856	247,841	770,319
Other non-current liabilities	807,335	118,407	469,716
Total non-current liabilities	55,605,943	8,155,397	40,841,489
TOTAL LIABILITIES	119,034,397	17,458,076	71,373,607

SHAREHOLDERS' EQUITY
Share capital	12,055,383	1,768,092	12,055,383
Capital surplus	9,818,550	1,440,029	10,700,531
Surplus reserves	6,142,345	900,862	6,142,345
Undistributed profits	10,984,736	1,611,067	17,221,419
Translation reserve	(519,000)	(76,120)	-
Shareholder's equity attributable to shareholders of the Company	38,482,014	5,643,930	46,119,678
Minority interests	4,501,302	660,180	4,646,064
Total shareholders' equity	42,983,316	6,304,110	50,765,742
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	162,017,713	23,762,186	122,139,349

For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$) has been made at the rate of US$1.00=Rmb6.8183 announced by the People's Bank of China on 30 September, 2008. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of 30 September 2008, or at any other certain rate.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2008

(Amounts expressed in thousands, except per share data)

			For the nine months ended 30 September
			2008		2007
			Rmb	US$	Rmb
					(Restated)

1. Revenues from operations			50,119,579	7,350,744	36,651,606
Less:	Cost of operations		(49,808,938)	(7,305,184)	(29,503,944)
	Tax and levies on operations		(83,921)	(12,308)	(114,525)
	Selling expenses		(1,314)	(193)	-
	General and administrative expenses		(1,371,053)	(201,084)	(1,143,631)
	Financial expenses, net		(2,415,826)	(354,315)	(1,436,324)
	Assets impairment loss		63,747	9,349	(5,283)
	Loss from the changes in fair value		(76,795)	(11,263)	(100,180)
Add:	Investment income		342,860	50,285	1,344,649
	Including:	Investment income from associates	291,894	42,810	589,823

2. Operating (loss)/ profit			(3,231,661)	(473,969)	5,692,368
Add:	Non-operating income		160,177	23,493	20,360
Less:	Non-operating expenses		(38,998)	(5,720)	(19,670)
	Including:	Loss on disposals of non-current assets	(192)	(28)	(15,410)

3. (Loss) / Profit before taxation			(3,110,482)	(456,196)	5,693,058
Less:	Income tax expense		10,887	1,597	(881,081)

4. Net (loss) / profit			(3,099,595)	(454,599)	4,811,977
Including:	net profit generated by acquiree before combination		-	-	98,595
Attributable to:
Equity holders of the Company			(2,630,349)	(385,778)	4,523,975
Minority interests			(469,246)	(68,821)	288,002

5. Earnings per share(based on the net (loss) profit attributable to shareholders of the Company) (expressed in RMB per share)
- Basic earnings per share			(0.22)	(0.03)	0.38
- Diluted earnings per share			(0.22)	(0.03)	0.38

For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$) has been made at the rate of US$1.00=Rmb6.8183 announced by the People's Bank of China on 30 September, 2008. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of 30 September 2008, or at any other certain rate.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED) FOR THE THIRD QUARTER ENDED 30 SEPTEMBER, 2008

(Amounts expressed in thousands, except per share data)

			For the nine months ended 30 September
			2008		2007
			Rmb	US$	Rmb
					(Restated)

1. Revenues from operations			19,329,043	2,834,877	13,116,702
Less:	Cost of operations		(20,463,679)	(3,001,288)	(10,561,134)
	Tax and levies on operations		(25,243)	(3,702)	(40,201)
	Selling expenses		(620)	(91)	-
	General and administrative expenses		(515,283)	(75,574)	(374,321)
	Financial expenses, net		(1,177,113)	(172,640)	(563,785)
	Assets impairment loss		61,236	8,982	1,399
	Gains from the changes in fair value		27,185	3,987	-
Add:	Investment income		165,499	24,273	282,110
	Including:	Investment income from associates	114,533	16,798	282,102

2. Operating (loss)/ profit			(2,598,975)	(381,176)	1,860,770
Add:	Non-operating income		57,935	8,497	6,455
Less:	Non-operating expenses		(12,967)	(1,902)	(4,273)
	Including:	Loss on disposals of non-current assets	(7)	(1)	(583)

3. (Loss) / Profit before taxation			(2,554,007)	(374,581)	1,862,952
Less:	Income tax expense		155,047	22,740	(223,733)

4. Net (loss) / profit			(2,398,960)	(351,841)	1,639,219
Including:	net profit generated by acquiree before combination		-	-	60,059
Attributable to:
Equity holders of the Company			(2,160,022)	(316,798)	1,564,264
Minority interests			(238,938)	(35,043)	74,955

5. Earnings per share(based on the net (loss) profit attributable to shareholders of the Company) (expressed in RMB per share)
- Basic earnings per share			(0.18)	(0.03)	0.13
- Diluted earnings per share			(0.18)	(0.03)	0.13

For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$) has been made at the rate of US$1.00=Rmb6.8183 announced by the People's Bank of China on 30 September, 2008. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of 30 September 2008, or at any other certain rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                                    HUANENG POWER INTERNATIONAL, INC.

                                                              By  /s/ Gu Biquan

                                                              Name: Gu Biquan

                                                              Title:    Company Secretary

                                                             Date:    October 22, 2008